Mail Stop 3561

October 27, 2009

Keith E. Plowman
Executive Vice President, Chief Financial Officer
        and Principal Accounting Officer
The Bon-Ton Stores, Inc.
2801 East Market Street
York, Pennsylvania 17402

> **Re: The Bon-Ton Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 15, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 4, 2009**
> **Form 10-Q for the Quarter Ended August 1, 2009**
> **Filed September 9, 2009**
> **File No. 000-19517**

Dear Mr. Plowman:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January, 2009

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Polices, page F-7

Revenue Recognition - Loyalty Program, page F-10

1.   We note your discussion on page three that you sponsor a loyalty program
        offering rewards and privileges to customers reaching a threshold of annual
        earned points. Please explain to us your accounting policy for the loyalty
        program and, to the extent material, revise your disclosure to include your policy.

2.   We note gift cards are available for purchase on your website, www.bonton.com.
        Please include your accounting policy for gift card breakage as it relates to your
        recognition of revenue. Your policy should address the following:

        •   your basis for recognizing revenue related to gift certificates and gift cards;

        •   whether you recognize breakage upon sale of the gift certificates and gift
            cards or over the term of performance;

        •   whether or not the gift certificates and gift cards have expiration dates and
            whether and how your accounting policy considers the expiration as it relates
            to revenue recognition; and

        •   where on your income statement is breakage recognized.

        Further, if you estimate and record breakage based on historical performance,
        please advise us of the support upon which you base your estimates.

Purchase Order Violations, page F-11

3.   Please provide Schedule II - Valuation and Qualifying Accounts for the activity in
        your reserve for purchase order violations. Alternatively, you may provide such
        disclosure in the notes to the financial statements. See Rules 5-04 and 12-09 of
        Regulation S-X. To the extent that changes in the reserves are material to an
        understanding of your results of operations or financial condition, please revise
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations accordingly.

Note 2. Property, Fixtures and Equipment, page F-14

4.   We note your capital expenditures and impairment charge of $17.9 million on long-lived assets in 2008. Please reconcile for us the change in your long-lived assets and accumulated depreciation from the prior year. Expand your disclosure as appropriate in the future to clarify the changes in the accounts between periods not readily apparent.

Note 5. Supplemental Balance Sheet Information, page F-18

5.   Please tell us the nature and the various component amounts of other accrued expenses in the consolidated balance sheet. Note that any item in excess of 5% of current liabilities should be separately identified on the face of the consolidated balance sheet or in a note thereto in accordance with Rule 5-02.20 of Regulation S-X.

Note 17. Share-Based Compensation, page F-39

6.   We note your disclosure that the expected terms of options granted in 2008, 2007 and 2006 were estimated in accordance with the simplified method in accordance with SAB No. 107 and 110. Please explain the basic characteristics of your options, the significant change in contractual terms precluding you from obtaining adequate historical data and the reasons why the related option exercise behavior are not readily available so that the continued use of the simplified method was still appropriate in your situation. Disclose the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Benchmarking, page 25

7.   We note your disclosure under this heading that you benchmark each component of compensation at approximately the 50th percentile of retail companies in Hewitt Associates' Total Compensation Database. Please disclose the companies comprising your compensation peer group. If you are unable to identify these companies, please disclose this fact and explain why. Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure

>   Interpretations, Question and Answer 118.05, available at
>   www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

8.   We note your disclosure in the first paragraph under this heading that "[b]ecause
        of the large variance in size among the companies comprising the Compensation
        Peer Group, regression analysis was used to adjust the compensation data for
        differences in company sales" and that "[t]his adjusted value is used as the basis
        of comparison of compensation between the Company and the companies in the
        Compensation Peer Group." Please describe in more detail the regression
        analysis used to adjust the compensation data for differences in company sales.

Components of Named Executive Officer Compensation, page 25

Performance-Based Annual Incentive Compensation, page 27

9.   We note your disclosure under this heading that a portion of the potential awards
        under the cash bonus plan in 2008 were based upon the achievement of two or
        three goals, including a specified level of gross margin return on inventory
        dollars, or GMROI dollars. If you elect to use this goal in future years, please
        disclose the threshold, target and maximum amounts associated with this goal as
        well as the components of GMROI dollars at the various levels – company gross
        margin, total company average inventory at cost and total company sales.

Summary Compensation Table, page 33

10.   We note your disclosure in the penultimate sentence of the first full paragraph on
        page 30 that you "paid Mr. Buccina $2,931,821, the actuarial equivalent present
        value of his interest in the SERP" in the first quarter of 2009 in connection with
        the termination of Carson's SERP effective December 31, 2008. Please tell us
        what consideration you gave to disclosure of the foregoing amount paid in fiscal
        2008 to Mr. Buccina in the "All Other Compensation" column of your summary
        compensation table.

Form 10-Q for the Quarter Ended August 1, 2009

Note 14. Third Amendment to the Credit Card Program Agreement, page 22

11.   Please tell us about the certain losses associated with the credit card program that
        you will now share with HSBC as a result of the third amendment and expand
        your disclosure accordingly. Further, please tell us and disclose whether the
        reduction in other income recorded and estimated is primarily due to your revised
        compensation or shared losses.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director